Exhibit 99.3

ANNUAL MEETING OF SHAREHOLDERS OF

DHT HOLDINGS, INC.

June 12, 2024

PROXY VOTING INSTRUCTIONS

ONLINE - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-201-299-4446** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST on June 11, 2024, the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Annual Meeting of Shareholders, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17692

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

20230000000000001000 9 061224

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINATED DIRECTORS AND "FOR" PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect Erik Andreas Lind and Sophie Rossini to DHT's Board of Directors, as Class III directors, for a term of three years.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Erik Andreas Lind
○ Sophie Rossini

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. To ratify the selection of Ernst & Young AS as DHT's independent registered public accounting firm for the fiscal year ending December 31, 2024.	☐	☐	☐

3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

If you plan to attend the Annual Meeting, please mark box at right. ☐

Signature of Shareholder ____ Date: ____ Signature of Shareholder ____ Date: ____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF SHAREHOLDERS OF

DHT HOLDINGS, INC.

June 12, 2024

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Annual Meeting of Shareholders, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17692

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230000000000001000 9 061224

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINATED DIRECTORS AND "FOR" PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect Erik Andreas Lind and Sophie Rossini to DHT's Board of Directors, as Class III directors, for a term of three years.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Erik Andreas Lind
○ Sophie Rossini

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. To ratify the selection of Ernst & Young AS as DHT's independent registered public accounting firm for the fiscal year ending December 31, 2024.	☐	☐	☐

3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

If you plan to attend the Annual Meeting, please mark box at right. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

1

DHT HOLDINGS, INC.

Proxy for Annual Meeting of Shareholders on June 12, 2024

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Erik Andreas Lind, Svein Moxnes Harfjeld, Laila C. Halvorsen and Kim McCullough, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of DHT Holdings, Inc. which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held on June 12, 2024 at 11:00 a.m. (Bermuda time) or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein. If this proxy is signed but no such direction is made, this proxy will be voted in accordance with the recommendations of the Board of Directors of DHT Holdings, Inc. If any other business is presented at the Meeting or any postponement or adjournment thereof, this proxy will be voted by the above named proxies at the direction of the Board of Directors of DHT Holdings, Inc. This proxy revokes any prior proxy given by the undersigned.

(Continued and to be signed on the reverse side)

COMMENTS:

1.1 14475